March 28, 2012

By EDGAR

Mr. John Cash
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:            AllianceBernstein Holding L.P. and AllianceBernstein L.P.
  Forms 10-K for the year ended December 31, 2011
  File Nos. 1-9818 and 0-29961

Dear Mr. Cash:

We are responding to your comment letter dated March 15, 2012 regarding the Forms 10-K filed February 10, 2012 by AllianceBernstein Holding L.P. (“Holding”) and AllianceBernstein L.P. (“AllianceBernstein”).  The words “we” and “our” in our responses refer collectively to Holding and AllianceBernstein, or to their officers and employees.  Where the context requires distinguishing between Holding and AllianceBernstein, we identify which of them is being discussed.

In order to expedite your review, we have repeated (in bold) your questions and set forth our responses directly below each question.

Form 10-K for the year ended December 31, 2011

Results of Operations, page 38

1.	Please provide to us, and include in future filings, a tabular presentation of the items which make up the “impact on net income of AllianceBernstein non-GAAP adjustments.”

Response:

We derive the “impact on net income of AllianceBernstein non-GAAP adjustments” - - included in Holding’s reconciliation of U.S. GAAP net income and diluted net income per Holding Unit to its corresponding non-GAAP measures - - by reflecting the effect of income taxes on AllianceBernstein’s non-GAAP adjustments (presented on page 46) and then multiplying the resulting amount by Holding’s weighted average ownership of AllianceBernstein.

In future filings, we will include the following additional table which references AllianceBernstein’s non-GAAP adjustments and shows the additional calculations made:

	Years Ended December 31,
	2011	2010	2009
	(in thousands)

AllianceBernstein non-GAAP adjustments, before taxes (see page 46 for tabular presentation of reconciling items)	$585,242	$79,463	$(115,164)
Income tax effect on non-GAAP adjustments	(23,234)	(2,066)	2,994
AllianceBernstein non-GAAP adjustments, after taxes	562,008	77,397	(112,170)
Weighted average equity ownership interest	37.5%	36.7%	34.6%
Impact on net income of AllianceBernstein non-GAAP adjustments	$210,891	$28,378	$(38,830)

Management Operating Metrics, page 46

2.
We note your use of the non-GAAP measures of Adjusted Operating Income and Adjusted Operating Margin.  In future filings, please provide a statement disclosing the reasons why management believes the presentation of the non-GAAP measure provides useful information to investors regarding your results of operations; and to the extent material, provide a statement disclosing the additional purposes, if any, for which management uses the non-GAAP measure.  Refer to item 10(e) of Regulation S-K.

Response:

We currently state that management believes the presentation of the non-GAAP measures provides useful information to investors.  In future filings, we will expand on this statement as follows:

“We are providing the non-GAAP measures “adjusted net revenues”, “adjusted operating income” and “adjusted operating margin” because they are the principal operating metrics management uses in evaluating and comparing period-to-period operating performance and we believe they are useful to investors.  Management principally uses these metrics in evaluating performance because they present a clearer picture of our operating performance, and allow management to see long-term trends without the distortion primarily caused by deferred compensation-related mark-to-market adjustments, real estate consolidation charges and other adjustment items.  Similarly, these management operating metrics help investors better understand the underlying trends in our results and, accordingly, we believe they provide a valuable perspective for investors”.

Capital Resources and Liquidity, page 54

3.
Please revise future disclosures to include a more robust discussion regarding changes in your operating cash flows.  In this regard, we note that cash flows changed due to decreases in accounts payable and accrued expenses.  Please further explain why these decreases occurred.

Response:

We currently discuss changes in our operating cash flow at the balance sheet account level.  In future filings, we will discuss these changes with greater specificity as follows:

“During 2011, net cash provided by operating activities was $583.9 million, compared with $832.3 million during 2010.  The change was primarily due to an increase in seed investments of $188 million and a decrease in accounts payable and accrued expenses of $16 million, reflecting real estate liability payments”.

4.
Given your significant foreign operations, please (i) enhance your liquidity disclosure to quantify the amount of foreign cash and cash equivalents as of December 31, 2011, (ii) address the potential impact on your liquidity of having this cash outside the United States and (iii) include a statement, if true, that you would need to accrue and pay taxes if such foreign cash was repatriated.

Response:

In future filings, we will include the following disclosure regarding foreign cash and cash equivalents:

“As of December 31, 2011, AllianceBernstein had $638.7 million of cash and cash equivalents, $278.1 million of which was held in foreign countries.  If the cash held at our foreign subsidiaries was to be repatriated to the U.S., we would be required to accrue and pay U.S. income taxes on these funds.  Our intent is to permanently reinvest these earnings outside the U.S.  We currently do not anticipate a liquidity need requiring a repatriation of these funds to the U.S.”

*               *               *               *

Each of Holding and AllianceBernstein acknowledge that:

•	Holding and AllianceBernstein are responsible for the adequacy and accuracy of the disclosure in their respective filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Holding and AllianceBernstein may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (914) 993-2525.

Sincerely,

/s/ Edward J. Farrell
Edward J. Farrell
Chief Accounting Officer, Controller and Interim Chief Financial Officer
AllianceBernstein Holding L.P. and AllianceBernstein L.P.